Exhibit 2.1

AMENDMENT NO. 1
TO
STOCK AND ASSET PURCHASE AGREEMENT

This AMENDMENT NO. 1, dated as of October 2, 2015 (this “Amendment”), to the Stock and Asset Purchase Agreement, dated as of March 1, 2015 (the “Purchase Agreement”), by and between Ethicon, Inc., a Delaware corporation (“Seller”) and Cardinal Health, Inc., a Delaware corporation (“Buyer”).
WHEREAS, the parties desire to amend certain provisions of the Purchase Agreement as described herein;
NOW, THEREFORE, in consideration of the mutual agreements set forth in the Purchase Agreement and this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree as follows:
1.Definitions. Terms used herein and not defined shall have the meanings ascribed thereto in the Purchase Agreement.
2.Principal Closing. The fourth sentence of Section 2.01(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“The Principal Closing shall be deemed to take effect at 11:59 P.M, local time (in each Principal Country Unit), on the date of such Principal Closing; provided, however, that the Applicable Closing in respect of Japan and Spain shall be deemed to take effect at 12:00 A.M., local time, on the day immediately following the Principal Closing Date.”
3.Sales and Incentive Compensation. Clause (ii) of Section 8.01(h) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“(ii) all base salary, wages or other amounts (but not including any annual bonuses or incentives) in respect of services performed by each Employee of the Business for Seller or its Affiliates that are earned and accrued but unpaid as of the Transfer Time, as applicable, in each case, to be paid as soon as administratively practicable after the Transfer Time or as required by law, but in no event later than thirty (30) business days after the Transfer Time. Notwithstanding the foregoing, commissions and other sales incentive compensation (but not including any annual bonuses or incentives) that are earned and accrued but unpaid as of the Transfer Time shall be paid in accordance with Seller’s or its Affiliate’s, as the case may be, customary payment cycles.”
4.UK Export.

a.
The definition of “Principal Country Units” in Section 1.01 of the Purchase Agreement is hereby amended replacing the words “(including UK export)” with “(excluding UK export)” and the word “France” with “France (excluding France export)”.

5.Sweden and Other Scandinavian Country Units.

a.	The definition of “Principal Country Units” in Section 1.01 of the Purchase Agreement is hereby amended to delete the text “Sweden,” from such definition.
6.Tax Matters.

a.	Section 7.08(a)(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“Seller shall prepare and file all Tax Returns of the Transferred Companies or in respect of the Transferred Assets or the Business that are due (including applicable extensions) before the Applicable Closing. Seller shall prepare and file all Tax Returns (other than Tax Returns of the Transferred Companies) in respect of the Transferred Assets or the Business for all taxable periods ending on or before the Applicable Closing Date. Seller shall also prepare and file all Tax Returns for Transferred Companies that are required to be included in (or filed with) a Tax Return of an affiliated, consolidated, combined, unitary or aggregate group of which Seller or any of its Affiliates (other than a Transferred Company) is parent for Pre-Closing Tax Periods.  Seller shall prepare, and deliver to Buyer for review, completion and filing, any separate state Tax Returns required to be filed for Pre-Closing Tax Periods that were deemed to end as a result of the Section 338(h)(10) Election, such delivery to occur no later than twenty (20) days prior to the due date for the filing of such Tax Return. Seller shall also draft unaudited 2015 statutory accounts and the 2015 corporate income Tax Return required to be filed for Cordis Cashel, which drafts shall be delivered to Buyer for review, completion and filing no later than twenty (20) days prior to the due date for the filing of such Tax Return.  Buyer shall provide Seller with such information and records as may reasonably be requested by Seller for the preparation of the Cordis Cashel accounts and Tax Return. Any Tax Returns required to be prepared pursuant to this Section 7.08(a)(i) shall be prepared on a basis consistent with the past practices of the Transferred Company or with respect to the Transferred Assets or the Business, respectively.”

b.	Section 7.08(a)(iii) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“All Taxes due and payable with respect to Tax Returns described in Section 7.08(a) will be paid by the filer, subject to reimbursement by the other party pursuant to Section 7.08(d); provided that, with respect to any Tax Return described in Section 7.08(a)(ii) for any Pre-Closing Tax Period or any Straddle Period and any Tax Return described in Section 7.08(a)(i) that is to be filed by Buyer, Seller shall pay any Excluded Taxes or any Taxes that are Excluded Liabilities, in each case relating to such Tax Return, to Buyer no later than five (5) days prior to the due date for the filing of such Tax Return.”

c.	Clause (A)(i) of the definition of “Buyer Tax Act” is hereby amended by replacing the words “Section 7.08(a)(ii)” with “Section 7.08(a)(i) or (ii)”.

d.	The last sentence of Section 7.08(f)(i)(3) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“For the absence of doubt, IRS Form 8023 shall be executed by the Parties and filed by the Seller by the due date for such Form.”
7.Payment of Purchase Price.

a.	Section 2.03(b) of the Purchase Agreement is hereby amended by adding the following at the end of such section:
“In the event that the portion of the Purchase Price allocated to any Non-Principal Country Unit pursuant to Section 2.05 of the Purchase Agreement is required by applicable Law to be paid in a Foreign Currency and the portion of the Purchase Price allocable to such Country Unit was previously paid by Buyer in U.S. dollars, (i) on or prior to the Applicable Closing Date, Buyer or its Affiliates will pay to Seller an amount in the applicable Foreign Currency equal to (x) the portion of the Purchase Price allocated to such Non-Principal Country Unit in U.S. dollars multiplied by (y) the closing rate from U.S. dollars to the applicable Foreign Currency provided by Bloomberg at 5:00 A.M. New York City Time three (3) business days prior to the Applicable Closing Date and (ii) upon receipt of Buyer’s or its Affiliate’s payment pursuant to the immediately preceding clause (i) (as evidenced by a wire reference number or equivalent documentation) Seller or its Affiliates shall no later than the first (1st) Business Day after the Applicable Closing Date refund to Buyer the portion of the Purchase Price allocated to such Country Unit pursuant to Section 2.05 of the Purchase Agreement in U.S. dollars.”

b.	Section 2.03(c) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“The “Purchase Price” shall be equal to one billion eight hundred seventy three million three thousand dollars ($1,873,003,000) increased or decreased as a result of the inventory adjustment, if any, pursuant to Section 2.04, and shall be allocated as described in Section 2.05.”

c.
It is the expectation of the parties that the Greece, India and/or Russia Country Units shall be required by law to be paid in local currency and subject to the provisions of the last sentence of Section 2.03(b) should Buyer elect to use a local purchasing Affiliate in respect of such Country Unit.

8.China Country Unit Payment.
On the Principal Closing Date, Buyer (or its Affiliate, as the case may be) will make payment by wire transfer of immediately available funds to an account designated in writing by Seller an amount in U.S. dollars equal to the Purchase Price allocable to the

China Country Unit under Section 2.05 (the “China U.S. Dollar Amount”) in respect of the China Country Unit. For the avoidance of doubt, at the discretion of Seller, such designated account may be the same account designated by Seller to receive other U.S. denominated consideration pursuant to Section 2.03(a) of the Purchase Agreement. By no later than 5:00 p.m. New York City time on October 16, 2015, Buyer (or its Affiliate, as the case may be) will make a payment to Seller (or its Affiliate as the case may be) by wire transfer of immediately available funds to an account designated in writing by Seller in yuan renminbi equal (x) to the China U.S. Dollar Amount multiplied by (y) the closing rate from U.S. dollars to yuan renminbi provided by Bloomberg at 4:30 A.M. New York City time on October 14, 2015. The first (1st) Business Day following the date of receipt of such funds (as evidenced by a wire reference number or equivalent documentation), Seller (or its Affiliate, as the case may be) will remit to Buyer (or its Affiliate, as the case may be) the China U.S. Dollar Amount by wire transfer of immediately available funds to an account designated in writing by Buyer.
9.Use of Trademarks.

a.	Section 7.01(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“Seller hereby grants, and shall cause its Affiliates to grant, to Buyer and its Affiliates permission to use the Trademarks currently used in the Business as of the Applicable Closing Date (other than the Trademarks included in the Transferred IP) as specifically set forth on Schedules 3.04 and 3.10(a)(ii) to the Disclosure Letter, solely to the extent that such Trademark appears on any Transferred Asset conveyed pursuant hereto, including Inventory (collectively, the “Seller Trademarked Items”) until the earlier of (i) the depletion of such Seller Trademarked Items or (ii) (x) in the case of Inventory, twenty-four (24) months from the Applicable Closing Date or (y) in the case of any Transferred Asset other than Inventory, eighteen (18) months from the Applicable Closing Date (the “Expiration Period”) provided, that (i) label changes will be implemented within the Expiration Period and (ii) Products labeled prior to implementation of label changes will be used until expiration of such Products so long as Buyer and/or its Affiliates have used commercially reasonable efforts to implement label changes promptly following the Applicable Closing Date. When the Expiration Period expires, Buyer is responsible for the destruction and disposal of any remaining Seller Trademarked Items bearing the name or trademark of Seller or its Affiliates then in Buyer’s possession or returned to Buyer after the Expiration Period. Buyer and its Affiliates hereby agree to indemnify Seller and the other Seller Indemnitees from and against any and all Damages incurred or suffered as a result of such permitted use of Seller Trademarked Items in this Section 7.01(b), except to the extent that any such Damages result from the fraud or willful misconduct of Seller or any of its Affiliates.”

b.	Section 7.02 of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“Use of Trademarks by Seller During Transition Period. (a) Buyer hereby grants to Seller and its Affiliates, on Buyer’s own behalf and on behalf of its Affiliates, permission to use (i) the Trademarks transferred to Buyer pursuant to this Agreement during the terms of the Transition Services Agreement and the Transition Manufacturing Services Agreement to the extent required by Seller and its Affiliates to provide the services described therein to Buyer or its Affiliates, and (ii) on a limited, non-exclusive basis during the terms of the Transition Services Agreement and the Transition Manufacturing Services Agreement, and only to the to the extent required by Seller and its Affiliates to provide the services described therein to Buyer or its Affiliates, the trademarks, servicemarks, trade dress and logos of the Buyer and its Affiliates to be included on any Product following the Closing (the “Buyer Marks”).
(b) Without limiting the rights granted to Seller pursuant to Section 7.02(a), Buyer hereby grants, and shall cause its Affiliates to grant, to Seller and its Affiliates permission to use the Trademarks transferred to Buyer pursuant to this Agreement and the Buyer Marks for a period of up to six months following the Applicable Closing Date to the extent that such Trademark or such Buyer Mark appears on any invoices, forms, certificates or other documents of Seller and its Affiliates.”
10.Inventory.
a.    Clause (ii) of Annex 2.02(a) to the Purchase Agreement is hereby amended and restated in its entirety as follows:
“(ii) Inventory. All Inventory owned or held by Seller or any Asset Selling Affiliate at the time of the Applicable Closing, excluding GMED Inventory.”

b.	Annex 2.02(b) to the Purchase Agreement is hereby amended to include the following clause (xviii):
“(xviii) GMED Inventory. All Inventory owned or held by GMED Healthcare BVBA (“GMED”) (such Inventory, the “GMED Inventory”).”

c.
Notwithstanding anything to the contrary in the Purchase Agreement, including the Exhibits expressly contemplated thereby and attached thereto, the Disclosure Letter, the Transaction Documents, the Confidentiality Agreement and the other agreements and certificates delivered in connection herewith or therewith, the provisions of Section 2.04 of the Agreement shall not apply to the following Country Units: United Kingdom, United Kingdom export, Spain, Sweden, Switzerland, Austria, Portugal,

France, France export, Germany, Ireland, Italy, Belgium, Netherlands, Croatia, Czech Republic, Denmark, Estonia, Finland, Latvia, Lithuania and Norway.

11.Healthcare/Compliance Records.

a.
The parties agree that from time to time as provided in paragraph (b) below, following the Principal Closing Date, Buyer will require access to healthcare compliance records relating to transactions with healthcare professionals and customers, including meals and entertainment receipts, needs assessments, fair market value determinations, grant and charitable donation reviews and approvals, audit and investigation reports, and any other documentation that would support compliance with State and Federal laws governing healthcare, transparency of interactions with healthcare professionals and/or institutions, and/or anti-bribery including but not limited the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq. as amended, Medicare and Medicaid Law, 42 U.S.C. § 1320a-7b, as amended, the Federal Physician Self-Referral Act, 42 U.S.C. § 1395nn, as amended, the False Claims Act, 31 U.S.C. §§ 3729-33, as amended, and the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, as amended; Physician Payment Sunshine Act, §6002 of the Affordable Care Act, as amended (to the extent the foregoing constitute Transferred Records, the “Retained Compliance Records”). Subject to the last sentence of this paragraph (a), Seller shall, and shall cause its Affiliates to, (i) retain all Retained Compliance Records in accordance with Seller or its Affiliates’, as applicable, existing records retention policies as of the date of the Principal Closing and (ii) upon reasonable written notice and subject to applicable Law, afford to Buyer and its Affiliates and its and their respective representatives reasonable access during normal business hours to the Retained Compliance Records. There shall be no cost to Buyer for any such retention of or access to, the Retained Compliance Records. In the event Seller or its Affiliates intends to destroy or otherwise no longer retain any or all of the Retained Compliance Records for the length of time Seller or its Affiliates would ordinarily retain the Retained Compliance Records in accordance with the applicable existing records retention policies of Seller or its Affiliates as of the date of the Principal Closing, Seller shall provide at least 90 days’ advance written notice of such proposed action to Buyer and shall afford Buyer the opportunity to take possession of or copy (at the election of Buyer) such retained Compliance Records (at no cost to Buyer or its Affiliates).

b.
Upon the written request of Buyer, Seller agrees, and shall cause its Affiliates to, furnish to Buyer a copy of any requested Retained Compliance Record as soon as reasonably practicable, but in no event later than the close of business on the fifth (5) Business Day after the date of the request.

12.Replacement of Guarantees.
(a) “Guarantee” means any guarantee, letter of credit, surety bond (including any performance bond), credit support arrangement or other assurance of payment.
(b)    Following the Closing, Buyer and Seller will reasonably cooperate with one another so that Buyer will obtain, or cause an Affiliate of Buyer to provide or obtain, replacement Guarantees with respect to each Guarantee issued by Seller or an Affiliate of Seller for the benefit of any Transferred Company or with respect to any Transferred Asset or Assumed Liability that was not replaced on or prior to the Principal Closing Date (each, an “Existing Guarantee”). Buyer and Seller shall reasonably cooperate to obtain any necessary release of Seller and its Affiliates from such Existing Guarantees in form and substance reasonably satisfactory to Buyer and Seller.
13.Cordis Cashel.

a.
Notwithstanding anything to the contrary in the Purchase Agreement, Buyer shall not, nor shall it cause one of its Affiliates to, make an election under Section 338 of the Code with respect to Cordis Cashel.

b.	Clause (x) of Annex 2.02(b) to the Purchase Agreement is hereby amended by deleting the text “and the Cashel, Ireland offices”.
14.Allocation Schedule.

a.	Clause (xiv) of Annex 2.02(b) to the Purchase Agreement is hereby amended and restated in its entirety as follows:
“BWI and Other Miami Lakes Equipment and Retained Juarez GC Line. (i) Any machinery, equipment, tools and other personal property of Biosense Webster, Inc. and, without limiting the generality of the foregoing, the equipment set forth on Schedule 2.02(b)(xiv)(i) to the Disclosure Letter (collectively the “BWI Equipment”), (ii) all assets, properties, machinery, equipment, tools, furniture, fixtures and other tangible personal property located at the facility of the Business in Miami Lakes, Florida exclusively related to any business of Seller or its Affiliates other than the Business and, without limiting the generality of the foregoing, the equipment set forth on Schedule 2.02(b)(xiv)(ii) to the Diclosure Letter (collectively the “Other Miami Lakes Equipment”, and collectively with the BWI Equipment, the “Seller Miami Equipment” and (iii) the assets set forth on Schedule 2.02(b)(xiv)(iii) to the Disclosure Letter (collectively, the “Retained Juarez GC Line”).”

b.	Annex 2.02(d) of the Purchase Agreement is hereby amended by adding the following clause (ix):
“Guarantee. Without duplication of any remedy available to Buyer and its Affiliates under Section 10.02 of the Purchase Agreement, Seller and its Affiliates shall indemnify Buyer and its Affiliates for any losses incurred by Buyer or its Affiliates with respect to a guarantee Buyer or its Affiliates may enter into following the Principal Closing Date in connection with Buyer’s or its Affiliates’ sub-lease of the office space of the Business in Sendai, Japan with Mori Trust; provided, that Seller and its Affiliates shall not be responsible for any losses incurred by Buyer or its Affiliates resulting from the activities of Buyer or its Affiliates in the office space of the Business in Sendai, Japan.”

15.Dispute Resolution. Notwithstanding anything to the contrary in any Country Transfer Agreement, all disputes arising in connection with any Country Transfer Agreement will be resolved pursuant to the applicable provisions of the Purchase Agreement.
16.Effect of Amendment. This Amendment shall not constitute an amendment or waiver of any provision of the Purchase Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Purchase Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.
17.Counterparts. This Amendment may be executed in two or more counterparts and such counterparts may be delivered in electronic format (including by fax or in portable document format (.pdf)), each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Amendment.
18.Governing Law. This Amendment shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state.
19.Other Miscellaneous Terms. The provisions of Article XI (Miscellaneous) shall apply mutatis mutandis to this Amendment, and to the Purchase Agreement, taken together as a single agreement, reflecting the terms as modified hereby.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

CARDINAL HEALTH, INC.
By:	/s/ Samer Abdul-Samad
Name: Samer Abdul Samad
Title: Senior Vice President & Treasurer

ETHICON, INC.
By:	/s/ Alan J. Rae
Name: Alan J. Rae
Title: Vice President, New Business Development

[Signature Page to Amendment No. 1 to Stock and Asset Purchase Agreement]